SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

GENCO SHIPPING & TRADING LIMITED
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

Y2685T115
(CUSIP Number)

John C. Wobensmith
Baltic Trading Limited
299 Park Avenue, 12 Floor
New York, New York 10171
 (646) 443-8500

Copies to:

Thomas E. Molner, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
 (212) 715-9100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (" Act ") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2685T115

1	NAME OF REPORTING PERSON BALTIC TRADING LIMITED
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
98-0637837

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the Statement of Beneficial Ownership on Schedule 13D (“Schedule 13D”) amends and supplements the Schedule 13D (the “Original Schedule 13D”), as filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2015 by and on behalf of Baltic Trading Limited, a Marshall Islands corporation (“Baltic Trading” or the “Reporting Person”) with respect to shares of common stock, par value $0.01 per share (“Common Stock”), of Genco Trading & Shipping Limited, a Marshall Islands corporation (“Genco” or the “Issuer”).

The Original Schedule 13D was filed by Baltic Trading to report beneficial ownership of approximately 34.4% of outstanding Common Stock (as defined below) solely because Baltic Trading may have been deemed to have beneficial ownership of such shares as a result of its entry into the Voting and Support Agreement (the “Voting Agreement”), dated April 7, 2015, by and among Baltic Trading, Genco, and certain affiliates of Centerbridge Partners, L.P., as shareholders of Genco, Baltic Trading, or both (as applicable), including each of Centerbridge Credit Partners, L.P., Centerbridge Credit Partners Master, L.P., Centerbridge Capital Partners II (Cayman), L.P., Centerbridge Capital Partners SBS II (Cayman), L.P. and Centerbridge Special Credit Partners II AIV IV (Cayman), L.P.

This Amendment No. 1 is being filed by the Reporting Person as a result of the effectiveness of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger by and among Baltic Trading, Genco and Poseidon Merger Sub Limited, a Marshall Islands corporation and an indirect wholly owned subsidiary of Genco (“Merger Sub”), dated as of April 7, 2015, as amended from time to time (the “Merger Agreement”), pursuant to which, on July 17, 2015, Merger Sub merged with and into Baltic Trading, with Baltic Trading continuing as the surviving corporation and an indirect wholly owned subsidiary of Genco.  As a result of the effectiveness of the Merger, the Voting Agreement terminated in accordance with its terms.

Pursuant to Rule 13d-4, neither the filing of this Amendment No. 1, the Original Schedule 13D nor any of their respective contents shall be deemed to constitute an admission by Baltic Trading that it is or was the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer

This Amendment No. 1 amends and supplements the Schedule 13D filed with the SEC on April 17, 2015 by and on behalf of Baltic Trading with respect to shares of Common Stock.  The principal executive offices of the Issuer are located at 299 Park Avenue, 12th Floor, New York, New York 10171.

Item 2. Identity and Background

Schedule A to this Schedule 13D is hereby amended and restated in its entirety in the form attached hereto, which is incorporated herein by reference.

Item 4. Purpose of the Transaction

Item 4 is hereby amended to add the following paragraph:

The Merger was consummated on July 17, 2015.  In connection therewith, the Voting Agreement terminated in accordance with its terms.

Item 5. Interest in Securities of the Issuer

Item 5 (a) – (b) is hereby amended to add the following sentence at the end of the first paragraph:

As a result of the termination of the Voting Agreement, Baltic Trading is no longer deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own any shares of Common Stock.

The second paragraph of Item 5 (a) – (b) is hereby amended and restated in its entirety as follows:

Peter C. Georgiopoulos, Chairman of the Board of Genco, beneficially owns 3,814,645 shares of Common Stock, representing 5.06% of the total shares of Common Stock outstanding.  John C. Wobensmith, a director and the President and Treasurer of Baltic Trading and the President of Genco, beneficially owns 944,423 shares of Common Stock, representing 1.29% of the total shares of Common Stock outstanding.  Apostolos D. Zafolias, a director and the Chief Financial Officer, Vice President and Secretary of Baltic Trading and the Chief Financial Officer of Genco, beneficially owns 69,670 shares of Common Stock, representing less than 1% of the total shares of Common Stock outstanding.  Joseph Adamo, Chief Accounting Officer of Genco, beneficially owns 23,425 shares of Common Stock, representing less than 1% of the total shares of Common Stock outstanding.  Ian R. Ashby, Eugene I. Davis, James G. Dolphin, and Michael J. Leffell, each of whom are directors of Genco, beneficially own 4,047 shares of Common stock each, representing less than 1% of the total shares of Common Stock outstanding.  Basil G. Mavroleon, a director of Genco and a former director of Baltic Trading, beneficially owns 12,134 shares of Common Stock, representing less than 1% of the total shares of Common Stock outstanding. The percentages set forth in this paragraph are based on a total of approximately 72,887,736 shares of Common Stock outstanding as a result of the Merger.  To the Reporting Person’s knowledge, no shares of Common Stock are beneficially owned by any of the other persons identified in Schedule A.  The Reporting Person has no contract, arrangement, or understanding of any kind with any of the foregoing individuals with respect to shares of the Issuer, expressly disclaims any direct or indirect beneficial ownership in any such shares, and further disclaims any “group” status with such individuals. Such individuals expressly disclaim any direct or indirect beneficial ownership in the shares of the Issuer that may be deemed to be beneficially owned by the Reporting Person, and further disclaim any “group” status with the Reporting Person.

Item 5 (c) is hereby amended and restated in its entirety as follows:

(c)  The Merger Agreement provided that, at the effective time of the Merger, each outstanding share of Baltic Trading common stock would be cancelled in exchange for the right to receive 0.216 shares of Common Stock.  In accordance with such provision, at the effective time of the Merger the 1,957,871 shares of Baltic Trading common stock held by Mr. Georgiopoulos at such time were exchanged for 422,900 shares of Common Stock, and the 914,968 shares of Baltic Trading common stock held by Mr. Wobensmith at such time were exchanged for 197,633 shares of Common Stock.

On July 17, 2015 Mr. Wobensmith sold 1,460 shares of Common Stock at a price of $7.46 per share, on July 20, 2015, Mr. Wobensmith sold 18,393 shares of Common Stock at a price of $7.35 per share, and on July 21, 2015, Mr. Wobensmith sold 23,100 shares of Common Stock at a price of $7.66 per share (the foregoing prices are weighted average prices, as these shares were sold in multiple transactions at prices ranging from $7.30 to $7.60 (inclusive) on July 17, 2015, from $6.85 to $7.74 (inclusive) on July 20, 2015, and from $7.455 to $7.77 (inclusive) on July 21, 2015), in each case under instructions given in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, in order to satisfy his tax obligations for restricted shares of common stock of Baltic Trading that vested on July 17, 2015 and were converted into Common Stock in connection with the Merger as set forth above.

On July 13, 2015, Ian R. Ashby, Eugene I. Davis, James G. Dolphin, and Michael J. Leffell, each of whom are directors of Genco, each received 4,047 restricted stock units representing the right to receive a share of Common Stock, or in the sole discretion of the Company’s Compensation Committee, the value of a share of Common Stock on the date that the restricted stock unit vests.

Except as described herein, there have been no transactions in shares of Company common stock by the Reporting Person, or, to the knowledge of the Reporting Person, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

Item 5 (e) is hereby amended and restated in its entirety as follows:

(e)  Effective as of the consummation of the Merger on July 17, 2015, as a result of the termination of the Voting Agreement at such time, Baltic Trading is no longer deemed for purposes of Rule 13d-3 under the Exchange Act to beneficially own any shares of Common Stock.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Agreement and Plan of Merger, dated as of April 7, 2015, by and among Genco Shipping & Trading Limited, Poseidon Merger Sub Limited and Baltic Trading Limited. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Baltic Trading on April 8, 2015)

Exhibit 99.2	Voting and Support Agreement, dated as of April 7, 2015, by and among Baltic Trading Limited, Genco Shipping & Trading Limited, and the entities listed on Schedule A thereto. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Baltic Trading on April 8, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2015

Baltic Trading Limited

By:	/s/ John C. Wobensmith
John C. Wobensmith
President and Treasurer

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following tables set forth the name, business address, present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person, each person controlling the Reporting Person and each executive officer and director of any corporation or other person ultimately in control of the Reporting Person.  The business address for each of the persons listed below as an officer or director of Baltic Trading Limited is c/o Baltic Trading Limited, 299 Park Avenue, 12th Floor, New York, New York 10171.  The business address for each of the persons listed below as an officer or director of Genco Shipping & Trading Limited is c/o Genco Shipping & Trading Limited, 299 Park Avenue, 12th Floor, New York, New York 10171.

Baltic Trading Limited
DIRECTORS
Name	Present Principal Occupation or Employment	Citizenship

John C. Wobensmith	Director, President and Treasurer, Baltic Trading Limited; President, Genco Shipping & Trading Limited	United States
Apostolos D. Zafolias	Director, Chief Financial Officer, Vice President and Secretary, Baltic Trading Limited; Chief Financial Officer, Genco Shipping & Trading Limited	United States

OFFICERS
Name	Present Principal Occupation or Employment

John C. Wobensmith	Director, President and Treasurer, Baltic Trading Limited; President, Genco Shipping & Trading Limited	United States
Apostolos D. Zafolias	Director, Chief Financial Officer, Vice President and Secretary, Baltic Trading Limited; Chief Financial Officer, Genco Shipping & Trading Limited	United States

Genco Shipping & Trading Limited
DIRECTORS
Name	Present Principal Occupation or Employment	Citizenship

Peter C. Georgiopoulos	Chairman of the Board, Genco Shipping & Trading Limited; Chairman of the Board, General Maritime Corporation; Chairman of the Board, Aegean Maritime Petroleum Network, Inc.	United States
Ian Ashby	Corporate Advisor	Australia
Eugene I. Davis	Chairman and Chief Executive Officer, Pirinate Consulting Group LLC; Chairman of the Board, Capmark Financial Group Inc.	United States
James G. Dolphin	Managing Director and President, AMA Capital Partners, LLC	United States
Michael J. Leffell	Founder, Portage Advisors, LLC	United States
William Manuel	Senior Managing Director, Centerbridge Partners, L.P. (1)	United States
Basil G. Mavroleon	Managing Director, WeberSeas (Hellas) S.A.	United States

Bao D. Truong	Senior Managing Director, Centerbridge Partners, L.P. (1)	United States

(1)	Centerbridge Partners, L.P. is affiliated with investment funds that own shares of common stock of the Issuer, which are reported in a separate Schedule 13D filing. Messrs. Manuel and Truong disclaim beneficial ownership of such shares of common stock of the Issuer.

OFFICERS
Name	Present Principal Occupation or Employment

John C. Wobensmith	Director, President and Treasurer, Baltic Trading Limited; President, Genco Shipping & Trading Limited.	United States
Apostolos Zafolias	Director, Chief Financial Officer, Vice President and Secretary, Baltic Trading Limited; Chief Financial Officer, Genco Shipping & Trading Limited	Greece
Joseph Adamo	Chief Accounting Officer, Genco Shipping & Trading Limited	United States

Genco Investments LLC, a Marshall Islands limited liability company, owns 100% of Baltic Trading Limited’s common stock, par value $0.01 per share, which represents 100% of the aggregate voting power of Baltic Trading Limited’s outstanding shares of voting stock.  Genco Investments LLC is a wholly owned subsidiary of Genco Shipping & Trading Limited.